
10032463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC Mail Processing
RECEIVED
NOV 19 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Maplewood Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expressway, Suite 715
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C. Dooley (214) 234-2538
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 500	Austin	Texas	78730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C. Dooley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Maplewood Investment Advisors, Inc.**, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
DAHLIA A. DOUGHERTY
Notary Public, State of Texas
My Commission Expires
September 23, 2014

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

MAPLEWOOD INVESTMENT ADVISORS, INC.

Financial Statements and Supplemental Schedules
September 30, 2010

(With Independent Auditors' Report Thereon)

MAPLEWOOD INVESTMENT ADVISORS, INC.
Index to Financial Statements and Supplemental Schedules
September 30, 2010



PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Maplewood Investment Advisors, Inc.:

We have audited the accompanying statement of financial condition of Maplewood Investment Advisors, Inc. (the Company) as of September 30, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maplewood Investment Advisors, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
November 11, 2010

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Financial Condition
September 30, 2010

ASSETS

Cash	$ 534,064
Securities owned, at fair value	1,742,429
Receivable from broker-dealers and clearing organzations	271,481
Receivable from related parties	1,000
Property and equipment, net	18,037
Other assets	40,107
TOTAL ASSETS	$ 2,607,118

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 375,358
Commissions payable	171,870
Payable to broker-dealers	91,526
	638,754
Stockholders' equity:	
Common stock, 1,000,000 shares authorized with $0.01 par value, 10,000 issued and outstanding	100
Additional paid-in capital	1,007,676
Retained earnings	960,588
Total stockholders' equity	1,968,364
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,607,118

See notes to financial statements and independent auditors' report.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Operations
For the Year Ended September 30, 2010

REVENUES:	
Securities commissions	$ 784,728
Mutual fund commissions	1,581,511
Management fees and other	850,796
Interest income	30,817
Dividend income	1,715
Gains on securities trading accounts, net	308,809
Total Revenues	3,558,376
EXPENSES:	
Compensation and benefits	1,618,251
Commissions and clearing fees	1,466,426
Communications	73,854
Promotional costs	2,143
Regulatory fees and expenses	54,590
Occupancy and equipment costs	158,531
Other expenses	118,154
Total Expenses	3,491,949
INCOME BEFORE INCOME TAXES	66,427
Income tax expense	30,858
NET INCOME	$ 35,569

See notes to financial statements and independent auditors' report.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2010

	Shares	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at September 30, 2009	10,000	$ 100	$1,007,676	$ 925,019	$1,932,795
Net Income	-	-	-	35,569	35,569
Balances at September 30, 2010	10,000	$ 100	$1,007,676	$ 960,588	$1,968,364

See notes to financial statements and independent auditors' report.

MAPELWOOD INVESTMENT ADVISORS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2010

Cash flows from operating activities:		
Net Income	$	35,569
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		15,172
Change in operating assets and liabilities:		
Securities owned		4,463
Receivable from broker-dealers and clearing organizations, net of payable		119,139
Other assets		(6,263)
Accounts payable and accrued expenses		55,319
Commmissions payable		(25,464)
Securities sold, not yet purchased		(165,299)
Income taxes payable		(21,106)
Cash provided by operating activities		11,530
Cash flows from investing activities:		
Purchases of property and equipment		(1,833)
Cash used in investing activities		(1,833)
Cash flows from financing activities:		-
Net increase in cash		9,697
Cash at beginning of year		524,367
Cash at end of year	$	534,064
Supplemental Disclosures of Cash Flow Information:		
Cash paid for:		
Income taxes	$	21,195
Interest	$	-

See notes to financial statements and independent auditors' report.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Notes to Financial Statements
September 30, 2010

Note 1 - Nature of Business

Maplewood Investments Advisors, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value.

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. Warrants are valued based upon the value of the underlying securities. The difference between cost and fair value has been included in securities owned, at fair value and gains on securities trading accounts, net in the accompanying financials statements. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

Note 2 - Significant Accounting Policies (Continued)

Property and equipment

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. These items are then depreciated over the estimated useful lives of the assets using the straight line method as follows:

Furniture and fixtures	7-10 years
Computer equipment	3-5 years

Depreciation expense for the year ended September 30, 2010 was $15,172 and is reflected in occupancy and equipment costs.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company had cash balances in excess of federally insured limits at various times during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation.

Securities owned and securities sold but not yet purchased are carried at fair market value. Securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of tax receivable in the amount of $6,762 included in other assets. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses includes in the determination of net income are non-deductible for tax reporting purposes.

Note 2 - Significant Accounting Policies (Continued)

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2006.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended September 30, 2010, the Company has recorded $15,189 for Texas franchise tax expense.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are electronically prepared for filing with FINRA. For the financial statements as of and for the periods ending September 30, 2010, this date was November 11, 2010.

Note 3 - Fair Value Measurements

As defined under ASC Topic 820 (formerly SFAS 157, *Fair Value Measurements*) which clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). ASC Topic 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels, which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Note 3 - Fair Value Measurements (Continued)

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. The Company did not hold any Level 2 assets as of September 30, 2010.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The Company did not hold any Level 3 assets as of September 30, 2010.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial condition at September 30, 2010. As required by ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Money market	$519,862	$519,862	$ -	$ -
Mutual funds	927,934	927,934	-	-
Equity securities	294,633	294,633	-	-
Total assets	$1,742,429	$1,742,429	$ -	$ -

Note 4 - Property and Equipment

As of September 30, 2010, property and equipment consisted of the following:

Computer equipment	$ 96,361
Office furniture	31,786
Leasehold improvements	8,861
	137,008
Accumulated depreciation	(118,971)
Property and equipment, net	$ 18,037

Note 5 - Clearing Deposit

The Company conducts substantially all business through its primary clearing firm (National Financial Services, LLC), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with National Financial Services, LLC, the Company is required to maintain a clearing deposit of $100,000, which is included on the balance sheet as receivable from broker-dealers and clearing organizations.

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2010 the Company had net capital of $1,694,488 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .38 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 7 - Lease Commitments

The Company leases office space under a long-term non-cancelable lease. Minimum future lease payments under the lease at September 30, 2010 are as follows:

2011	$ 66,122
2012	$ 61,142

Rental expense for the year ended September 30, 2010 was $77,877 and is reflected in occupancy and equipment costs.

Note 8 - Profit Sharing Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. The contribution is at the discretion of the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $175,969 were paid to the plan for the year ended September 30, 2010.

Note 9 - Related Party Transactions

The Company has a receivable from stockholder in the amount of $1,000 at September 30, 2010. The Company received commissions and fees from MIAI, Inc. of $1,056,081 during the year ended September 30, 2010 which is included in management fees and other revenue in the accompanying statement of operations. MIAI, Inc. is owned by a shareholder of Maplewood and is a registered investment advisor of the Company.

Note 10 - Commitment and Contingencies

The Company has entered into secondary clearing agreements with other FINRA member firms ("correspondents"), which provides that all the funds and securities belonging to the correspondents' customers are subject to the terms of the Company's clearing agreement.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The risk associated with the indemnification clause is subject to the market volatility of the underlying securities for a period of up to three days. At September 30, 2010 management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2010

SCHEDULE I

Total of stockholders' equity qualified for net capital		$ 1,968,364
Less:		
Other deductions or allowable credits		
Excess fidelity bond deductible		(13,000)
Total capital and allowable subordinated liabilities		1,955,364
Deductions and/or charges		
Non-allowable assets:		
Commission receivable in excess of the related payable	6	
Receivable from related parties	1,000	
Property and equipment, net	18,037	
Other assets	40,107	(59,150)
Net capital before haircuts on securities positions		1,896,214
Haircuts on securities		(193,782)
Undue concentration		(7,944)
Net capital		$ 1,694,488

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 375,358
Commissions payable	171,870
Payable to broker-dealers	91,526
Total aggregate indebtedness	$ 638,754

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2010

SCHEDULE I (CONTINUED)

Minimum dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 42,583
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,594,488
Excess net capital at 1000%	$ 1,574,488
Ratio: Aggregate indebtedness to net capital	.38 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2010

SCHEDULE II

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Board of Directors of
Maplewood Investment Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Maplewood Investment Advisors, Inc. (the Company) as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

 **PMB Helin Donovan**

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
November 11, 2010

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Maplewood Investment Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Maplewood Investment Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Maplewood Investment Advisors, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Maplewood Investment Advisors, Inc.'s management is responsible for the Maplewood Investment Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin
November 11, 2010

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended September 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052221 FINRA SEP
MAPLEWOOD INVESTMENT ADVISORS INC
8750 N CENTRAL EXPY STE 715
DALLAS TX 75231-6453

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Debra Sutherland (214) 234-2541

2. A. General Assessment (item 2e from page 2) $ 2,645

B. Less payment made with SIPC-6 filed (exclude interest) (1,272)

4/28/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,373

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,373

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,373

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maplewood Investment Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of October, 2010.

President / CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 2009
and ending September 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,558,376

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 2,226,765

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 252,519

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 15,221

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 5,833

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 2,500,338

2d. SIPC Net Operating Revenues $ 1,058,038

2e. General Assessment @ .0025 $ 2,645

(to page 1, line 2.A.)